UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-986-4234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2022 to June 30, 2022. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and related services, management and marketing, closing and title services.

Our operating subsidiaries and activities are:

●	Legion Finance, LLC. Legion Finance, LLC is a subsidiary that raises funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain small businesses and real estate development projects.

●	Legion Select, LLC. The Company formed Legion Select, LLC for the purpose of making loans to certain small businesses and real estate development projects.

●	Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC. The Company formed Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

During the next 12 months we plan to use our current cash, as well as additional capital procured through our capital sources to grow our current business and real estate lending and related services, such as title, marketing and management services and for working capital.

We have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

We are an “emerging growth company”, as defined in the JOBS Act, and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net profit or loss for the six months ended June 30, 2022 and June 30, 2021.

The table below sets forth line items from the Company’s unaudited consolidated Statements of Operations.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

(unaudited)

	For the Six Months Ended
	June 30, 2022	June 30, 2021
Revenue
Interest income	$2,300,983	$1,319,850
Participation fees	-	225,000
Other	76,505	120,200
	2,377,488	1,665,050

Expenses:
Selling expenses	(109,654)	(80,905)
Bad debt expense	-	-
General and administrative expense	(764,055)	(766,333)
	(873,709)	(847,238)

Operating income or (loss)	1,503,779	817,812

Other income (expense)
Interest expense	(1,748,276)	(804,422)

Net income (loss) from continuing operations	(244,497)	13,390

Less: Dividends on preferred membership units of subsidiary	-	(358,699)

Gain on sale of assets	577,699	-

Net Profit or Loss - common shareholders	$333,201	$(345,309)

Net profit or loss per common share – continuing operations, basic and diluted	0.02	(0.02)

Net profit or loss per common share - basic and diluted	$0.02	$(0.02)

Weighted average shares outstanding - basic	16,716,066	16,464,093
Weighted average shares outstanding - diluted	18,219,133	17,967,16033

See accompanying notes to unaudited condensed consolidated financial statements.

Six Months Ended June 30, 2022 compared with Six Months Ended June 30, 2021

Gross revenue: For the six-month period ended June 30, 2022, gross revenue was $2,377,488 compared to $1,665,050 for the six-month period ended June 30, 2021, an increase of $712,438. This increase was primarily due to growth in the Company’s real estate lending business. Not included in gross revenue is the gain on the sale of land in the amount of $577,699.

General and administrative: The consolidated general and administrative expenses remained generally flat. These expenses were $764,055 for the six months ended June 30, 2022, compared to $766,333 for the six months ended June 30, 2021.

Interest expense: The consolidated interest expense (including amortization of prepaid related items) increased by $943,854 or 117% to $1,748,276 for the six months ended June 30, 2022, from $804,422 for the six months ended June 30, 2021. The increase is primarily due to the increase in the Company’s long-term debt to finance its real estate lending activity, as the company grew its assets by 25% to $56,988,178 , increasing the loan portfolio to gross loans of $43,192,733.

Net income (loss): Net income was $333,201 for the six months ended June 30, 2022. The company had an increase in net income of $319,811 compared to net income of $13,390 for the six months ended June 30, 2021 and $279,600 net income for the period ended December 31, 2021. The increase in net income was primarily due to growth in the real estate lending business.

Liquidity and Capital Resources

As of June 30, 2022, we had a cash balance of $9,925,622. During the six months ended June 30, 2022, the company generated approximately $1,274,949 in cash for operating activities, used $17,409,112 for investing activities, and were provided with approximately $9,161,563 through financing activities.

Our primary uses of cash were for expanding our lending business by making new and increased loans, marketing and working capital. The main source of cash was from private debt and preferred equity issuance. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	Continued expansion of our lending business by loaning out our capital on short and long-term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financing. We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2022	December 31, 2021
	(unaudited)
Assets
Current assets:
Cash	$9,925,622	$16,898,222
Other receivables	180,807	980,807
Business loans receivable, net	43,192,733	24,894,145
Prepaid expenses and other current assets	96,025	131,976
Interest receivable	3,016,239	1,701,416

Total current assets	56,411,428	44,606,566

Property and equipment, net	65,548	70,548
Deferred offering costs	276,164	269,688
Operating lease right of use	97,359	123,085
Investments	137,679	137,679
Assets held for sale	-	439,052
Business loans receivable, net	-	75,000

Total assets	$56,988,178	$45,721,618

Liabilities and Shareholders’ Equity
Current liabilities

Accounts payable and accrued expense	$811,146	$804,579
Notes payable	13,900,511	10,241,500
Operating lease obligations due within 1 year	50,074	50,074

Total current liabilities	14,761,731	11,093,153

Notes payable, less current portion	25,144,269	24,154,599
Long term operating lease obligations	-	73,012

Total liabilities	39,948,286	35,320,764

Shareholders’ equity
Preferred stock, $1,000 par value, 20,000 shares authorized and 18,885 and 11,658 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	18,884,476	11.657,775
Common stock, no par value, 100,000,000 shares authorized and 16,716,066 and 16,716,066 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	9,005,522	9,005,522
Deferred stock compensation	(314,188)	(314,188)
Accumulated Deficit	(15,125,819)	(14,998,920)

Legion Capital Corporation equity	12,449,991	5,350,189

Non-controlling interest - preferred stock of subsidiary	4,589,901	5,050,665

Total shareholders’ equity	17,039,892	10,400,854

Total liabilities and shareholders’ equity	$56,988,178	$45,721,618

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

(unaudited)

	For the Six Months Ended
	June 30, 2022	June 30, 2021
Revenue
Interest income	$2,300,983	$1,319,850
Participation fees	-	225,000
Other	76,505	120,200
	2,377,488	1,665,050

Expenses:
Selling expenses	(109,654)	(80,905)
Bad debt expense	-	-
General and administrative expense	(764,055)	(766,333)
	(873,709)	(847,238)

Operating income (loss)	1,503,779	817,812

Other income (expense)
Interest expense	(1,748,276)	(804,422)

Net profit (loss) from continuing operations	(244,497)	13,390

Less: Dividends on preferred membership units of subsidiary	-	(358,699)

Gain on sale of assets	577,699	-

Net profit (loss) - common shareholders	$333,201	$(345,309)

Net profit (loss) per common share - continuing operations, basic and diluted	0.02	(0.02)

Net profit (loss) per common share - basic and diluted	$0.02	$(0.02)

Weighted average shares outstanding - basic	16,716,066	16,464,093
Weighted average shares outstanding - diluted	18,219,133	17,967,16033

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(unaudited)

	$1,000 par value Preferred Stock		No par value Common Stock		Deferred Stock		Non- controlling interest- preferred stock issued by
	Shares	Amount	Shares	Amount	Compensation	Deficit	subsidiary	Total
December 31, 2021	11,658	$11,657,775	16,716,066	$9,052,522	$(314,188)	$(14,998,920)	$5.050,665	$10,400,854

Shares repurchased for cash	-	-	-	-	-	-	-	-

Shares issued for cash
Common Stock	-	-	-	-	-	-	-	-

Preferred Stock	7,512	7,511,673						7,511,673
Preferred redeemed for cash	(285)	(284,972)	-	-	-	-	-	(284,972)
Distribution to stockholders	-	-	-	-	-	(592,875)	-	(592,875)

Preferred membership units of subsidiary	-	-	-	-	-	-	(327,989)	(327,989)
Net Income	-	-			-	333.201	-	333,201

June 30, 2022	18,885	$18.884,476	16,716,066	$9,005,522	$(314,188)	$(15,258,594)	$4,722,676	$17,039,892

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2022	2021
Operating activities:
Net income (loss)	$333,201	$13,390
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	5,000	2,051
Bad debt expense (Recoveries)	-	(7,403)
Gain on sale of land	(577,699)	-
Amortization of debt discount	25,000	-
Amortization of bond issue costs and deferred offering costs	691,387	-
Change in operating assets and liabilities:
Other receivables	(514,823)	(609,622)
Prepaid expenses and other current assets	1,742,367	(150,220)
Accounts payable and accrued expenses	9,568	(39,434)
Assets Held for Sale	(439,052)	(151,119)

Net cash from operating activities	1,274,949	(942,357)

Investing activities:
Issuance of business loans	(21.065,206)	(6,946,015)
Repayments of business loans	3,656,094	6,461,740

Net cash from investing activities	(17,409,112)	(484,275)

Financing activities:
Proceeds from notes payable	9,556,863	5,778,750
Payments on notes payable	(3,893,500)	(4,266,761)
Proceeds issuance of preferred stock	7,511,673	4,237,000
Proceeds Issuance of common stock	-	109,827
Repurchase of common stock	(75,952)	(75,952)
Repurchase of preferred stock of subsidiary	(327,989)	-
Redemption of preferred stock	(284,972)	-
Dividends paid on preferred stock	(592,875)	-
Bond issue costs	(2,807,637)	(323,014)
Preferred stock distributions	-	(358,699)

Net cash from financing activities	9,161,563	5,101,151

Net increase (decrease) in cash	(6,972,600)	3,737,019

Cash-beginning	16,898,222	1,227,094

Cash-ending	$9,925,622	$4,964,113

Supplemental data:

Interest paid cash	$1,256,497	$672,606

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 1: BUSINESS

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation, a Florida Corporation, on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and related services, management and marketing, closing and title services.

Below is a list of our operating subsidiaries and activities:

●	Legion Finance, LLC. Legion Finance, LLC is a subsidiary that raises funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain small businesses and real estate development projects.

●	Legion Select Holdings, LLC, was renamed to Legion Select, LLC in 2020. The Company formed Legion Select, LLC for the purpose of making certain loans to small businesses and real estate development projects.

●	Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC. The Company formed Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain small businesses and real estate development projects.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Legion Capital Corporation and its wholly-owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein.

Principles of Consolidation

For the period ended June 30, 2022, Legion Capital Corporation and its subsidiaries Legion Finance, LLC, Legion Funding, LLC, Legion Title, LLC, Legion Select Holdings, LLC (renamed Legion Select, LLC in 2020), Legion Commercial Finance, LLC, Legion Ajay, LLC, Legion Lake Mary I, LLC and 730 Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Reporting Segment

We are a holding company operating in one reportable segment, lending and related services within multiple industries. Every other aspect of our business is part of that core business.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of June 30, 2022, approximately $8,675,000 of cash was not covered by insurance.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Loans Receivable

In accordance with the guidance of Accounting Standards Codification (ASC) Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by deferred origination and facilities fees and an allowance for loan losses. The allowance for loan losses was $11,555 and $11,555 June 30, 2022 and December 31, 2021 respectively.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered on non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and updates its market analysis, appraisals and other valuation information and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on our nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if we deem the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Prior to entering into an agreement to modify any of our loans, we conduct a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

The Company acquired two properties in exchange for forgiveness of our outstanding loan balance related to each such property. The properties acquired were measured and recorded at their fair value at the time of acquisition. Management reviewed comparable sales and other market data and factors to determine that the real estate was recorded at its fair value on the date of the acquisition.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvements, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of June 30, 2022 and December 31, 2021, the Company did not recognize any impairment on its long-lived assets.

Revenue Recognition

The Company derives its revenue primarily from secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. The main sources of revenues are, facility fees, due diligence fees, interest income, origination fees and participation fees.

The Company recognizes revenue from our loan business in accordance with ASC 310-20 Receivables-Nonrefundable Fees and Other Costs. The Company includes facility fees, origination fees and due diligence fees as part of interest income and those fees are recognized and amortized over the life of the loan.

Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. Our contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of ASC Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from participation fees under ASC 606 Revenue from Contracts with Customers - Topic 606. The Company recognizes participation fee revenue at a point in time. The Company generally invoices customers for participation fees at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith.

Fair Value of Financial Instruments

ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, business loans receivable, investments, assets held for sale, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bond issuance costs

Bond issuance costs are presented as a contra-liability within Notes payable, less current portion on the consolidated balance sheets. Bond issuance costs are amortized using the straight-line method over the term on the bonds (ranging from 1 to 3 years) and are included as interest expense in the accompanying consolidated statement of operations.

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease – right of use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current portion of long-term debt, net and long-term debt, less current portion and debt issuance costs in the Company’s consolidated balance sheet.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at June 30, 2022.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact our financial statements for each respective reporting period.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive

Debt – original issue discount

When the Company issues notes payable with a face value higher that the proceeds it receives, the Company records the difference as a debt discount and amortizes it through interest expense over the life of the underlying note payable.

Reclassifications

We have reclassified certain prior period amounts in the consolidated financial statements to conform to the current period presentation.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Conforming Amendments Related to Leases. This ASU amends the codification regarding leases in order to increase transparency and comparability. The ASU requires companies to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2020. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements. The Company adopted ASU No. 2016-02 on January 1, 2021.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements. The Company will adopt ASU No. 2016-13 on January 1, 2025.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020 with early adoption permitted. The Company early adopted this ASU as of January 1, 2020, and it did not have a material impact on its financial position, results of operations, cash flows, and disclosures.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: LIQUIDITY AND GOING CONCERN

In prior years, the Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s operations have been funded, in part, through repayment of principal on outstanding Business Loans, as well as equity and debt financing. As of June 30, 2022, the Company had approximately $8,000,000 of unrestricted cash. The Company continues to experience repayment of principal as its Business Loans monetize and mature and continues to obtain debt and equity financing, while trying to grow our portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash, anticipated financing and projected income to meet its operating and funding requirements over the next year. However, the Company has experienced negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company plans to seek to obtain additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

NOTE 4: BUSINESS LOANS RECEIVABLE

Business loans receivable of $42,192,733 are secured, along with annual interest at rates from 6% to 25%, with maturity dates through December 31, 2022. The balance of the allowance for credit losses remained the same as of June 30, 2022 and December 31, 2021 ending both periods at $11,555. The following table summarizes the maturity dates:

Business loans receivable due on or before June 30, 2022	$43,216,791
Business loans receivable due after June 30, 2022	-
Gross business loans receivable	43,216,791
Less deferred interest and origination fees	(12,503)
Less allowance for credit losses	(11,555)
$43,192,733

The following table presents (a) impaired loans with specific allowances and the amount of such allowances and (b) loans not impaired as of June 30, 2021:

	Investment Value	Specific Allowance

June 30, 2021
Notes receivable with specific allowances – individually evaluated	$0	$0
Notes receivable without specific allowances – individually evaluated	43,216,791	-
Total	$43,216,791	$0

The following table presents our credit quality indicators as of June 30, 2021:

Investment Value
Performing loans	$42,110,070

Non-performing loans	$1,106,721

Total impaired loans	$1,106,721

Management estimates the asset surrender value of impaired loans exceeds total amounts of outstanding principal of the impaired loans.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	June 30,	December 31,
	2022	2021
Furniture and equipment	$91,380	$91,380
Less accumulated depreciation	(25,832)	(20,832)

Property and equipment, net	$65,548	$70,548

Depreciation expense for the periods ended June 30, 2022 and December 31, 2021, was $5,000 and $4,103, respectively.

NOTE 6: OTHER RECEIVABLES

Other receivables as of June 30, 2022 were $180,807 consisting mainly of accrued fees charged on loans per the contract terms.

NOTE 7: ASSET HELD FOR SALE

In January 2019, the Company acquired a 2 acre parcel of commercial property in the Lake Nona area of Orlando, Florida, for the purchase price of $360,000. The Company, through a subsidiary, Legion Ajay, LLC, owned 51% of that property. The property sold in June, 2022 and the company has recognized a gain on the sale of the asset of $577,699.

NOTE 8: INVESTMENTS

During 2019, the Company took ownership of a commercial property on which it had an outstanding business loan receivable. The property is located in Sandersville, Georgia and has been recorded as an investment at the outstanding loan balance of $137,679. It is the Companies intention to re-evaluate the strategic benefit of holding this property as an investment, or reclassifying the property as an Asset held for Sale, potentially listing the property with a real estate agent. It is anticipated this evaluation will happen again in 2022.

NOTE 9: NOTES PAYABLE

Unsecured notes

As of June 30, 2022 and December 31, 2021, the Company had unsecured Notes payable in the aggregate amount of $1,714,741 and 2,656,609 with interest at 7% to 12%, per annum for a period of 6 to 60 months.

Secured notes

As of June 30, 2022 and December 31, 2021, the Company had secured Notes payable in the aggregate amount of $9,981,147 and $8,744,947, respectively, with interest at 6% to 12%, per annum for a period of 6 to 60 months. These loans were secured by the underlying business loans receivable and Company assets in the amount of $9,981,147 and $8,744,947 for June 30, 2022 and December 31, 2021, respectively. The outstanding secured notes payable are always 100% collateralized by business loans receivable.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9: NOTES PAYABLE (CONTINUED)

Other Loans - Paycheck Protection Program

In 2020 and 2021 the Company received a loan in the amount of $307,592 from the CARES Act Paycheck Protection Program (PPP). The loan has a 1% interest rate and a maturity date of May 18, 2022. The Company filed an application requesting forgiveness and was forgiven the amount of $291,592. The remaining $16,000 was paid in 2022.

Bonds

During 2021, the Company was approved by the SEC to issue bonds in one, two and three year terms. As of June 30, 2022, the Company has outstanding 612 bonds in the amount of $30,046,587 with unamortized bond issuance costs of $2,807,637 for net balance of $27,238,950.

Amortization expense of bond issuance costs was $691,387 for the period ended June 30, 2022.

The weighted average interest rate for our notes payable, broken down by current and long-term portion is:

Current Portion 2021: 5.95%

Long Term Portion 2021: 6.80%

Current Portion 2022: 5.70%

Long Term Portion 2022: 7.23%

The aggregate maturity on the notes payable as of June 30, 2022 are as follows:

Next 12 Months	$13,900,511
2 Years	7,404,045
3 Years	18,976,608
Remaining portion thereafter	1,571,253
Total notes payable	41,852,417
Less current portion	(13,900,511)
Less unamortized bond issuance costs and deferred offering costs	(2,807,637)
Notes payable, long-term portion, net	$25,144,269

For the periods ended June 30, 2022 and December 31, 2021, total interest expense on these notes payable was $1,256,497 and $2,298,587, respectively.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: SHAREHOLDERS’ EQUITY

Noncontrolling Interest

Non-controlling interest represents preferred membership units prior to December 31, 2020 issued by a subsidiary in the amount of $6,573,783. The noncontrolling interests are presented as a component of equity and the proportionate share of net income (loss) attributed to the noncontrolling interests is recorded in results of operations. During 2021 the Company returned $1,523,118 in principal to the preferred shareholders resulting in a non-controlling preferred share balance amount of $5,050,665 at December 31, 2021. During the first 6 months of 2022, and additional $327,989 was returned in principal to these preferred shareholders.

NOTE 11: STOCK OPTIONS

In January 2022, the Company issued 214,794 stock options to retiring board members Johnny Damon and Randall Greene. Each board member received 107,397 Options for their service to the company, at an exercise price of $6, with a 3-year term.

In November 2017, the Company granted 3 million stock options that expire on December 27, 2027 to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2021.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on that of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant forfeiture activity on stock options. The Company determines the expected forfeiture rate of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11: STOCK OPTIONS (CONTINUED)

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilized the following inputs to calculate its options as of December 31, 2017, and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk Free Rate:	2.42%	2.83%

A summary of the option activity as of December 31, 2021 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2020	2,503,067	$1.25	7 years
Vested at December 31, 2020	1,503,067	$1.25	7 years
Non-vested at December 31, 2020	1,000,000	$1.25	7 years
Outstanding at December 31, 2021	2,503,067	$1.25	6 years
Non-vested at December 31, 2021	1,000,000	$1.25	6 years
Vested at December 31, 2021	1,503,067	$1.25	6 years

Total stock compensation expense for the year ended December 31, 2021 and 2020 was $-0-.

NOTE 12: INCOME TAXES

The Company did not provide any Federal and State income tax for the years ended December 31, 2021 and 2020, due to the Company’s net loss carryforward.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject a federal tax rate of 21% and a state tax rate of 5.5%.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12: INCOME TAXES (CONTINUED)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2021 and 2020:

	Year ended December 31
	2021	2020
Federal statutory rate	21.0%	21.0%
State statutory rate	4.3%	4.3%
Valuation allowance	(25.3)%	(25.3)%
Effective tax rate	0.0%	(0.0)%

As of December 31, 2021 and 2020, the Company had a deferred tax asset in the amount of $2,454,348 and $2,788,337, respectively. The Company had a valuation allowance of $2,454,348 and $2,788,337 as of December 31, 2021 and 2020, respectively. The valuation allowance decreased by $384,639 and increased by $670,312 during the years ended December 31, 2021 and 2020, respectively. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

	December 31, 2021	December 31, 2020
Deferred taxes consist of:

Net operating loss carryforward	$2,403,968	$2,095,227
Allowance for doubtful accounts	2,923	658,098
Cash basis tax adjustments	47,457	35,012
Subtotal	2,454,348	2,788,337
Valuation allowance	(2,454,348)	(2,788,337)
Net deferred taxes	$-	$-

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2021, was approximately $7,846,000 and may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Loss carry forwards will be applied to future earnings and as of June 30, 2022 the Company maintains its current tax position as calculated on December 31, 2021. Tax positions will be evaluated based upon the full year operating results for the period ended December 31, 2022.

NOTE 13: LEASES

The Company has one operating lease, below is the lease information as of December 31, 2021.

Under the operating lease the Company leases its executive offices in Orlando, Florida. The lease expires on July 31, 2024.

The lease has been capitalized, at January 1, 2021, as a Right-of-use asset with an equal right-of-use liability using a discount rate of 10%. The initial present values of the right-of-use asset and liability was calculated to be $153,659. The Company determined this lease to be an operating lease since the office space never transfers to the lessee. The asset will be reduced on a straight-line basis over the 3-year term. The liability will be reduced by minimum payments outlined in the table below. During the year ended December 31, 2021, the Company recorded approximately $43,000 in lease expense under the lease. Cash payments on the lease liability were approximately $32,000.

Years ending December 31,
FY 2022	$57,978
FY 2023	59,725
FY 2024	35,881
Total future minimum lease payments	$153,584
Less imputed interest	(30,498)
Total operating lease liability	$123,086

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14: RELATED PARTY TRANSACTIONS

In 2019, Alpine Funding, LLC, a company owned by affiliated parties, made a $150,000 loan to Legion Capital to participate as a co-lender in one of the Company’s mortgage loans. The loan was for 12 months with interest at 12% per annum and monthly payments of interest only; $100,000 of the $150,000 has been repaid. $50,000 remains outstanding and has been extended with a maturity date of May 9, 2023. Interest paid during the period ended June 30, 2022 was $3,000.

NOTE 15: COMMITMENTS AND CONTINGENCIES

PPP Loans

In December 2021, the SBA issued an Interim Final Rule that provides information about the loan forgiveness requirements and review procedures applicable to PPP loans. Section V(1)(c) of the Interim Final Rule indicates that the SBA may audit any PPP loan at its discretion until the end of the required document retention period for the loan. For PPP loans of more than $150,000, the required document retention period ends six years after the date the SBA forgave the PPP loan or the borrower repaid the PPP loan in full. For PPP loans of $150,000 or less, the required document retention period for certain PPP loan requirements is three years, and for other requirements is four years, measured from the date the borrower submitted its loan forgiveness application. As explained in Section V(1)(b) of the Interim Final Rule, the SBA may review any or all of the following when auditing a PPP loan:

●	Whether the borrower qualified for the PPP loan.

●	Whether the PPP loan amount was appropriately calculated and the proceeds used for allowable purposes.

●	Whether the loan forgiveness amount was appropriately determined.

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

NOTE 16: CLIENT CONCENRATIONS

One lending relationship accounted for 26% of the Company’s outstanding loans at June 30, 2022. The lending relationship had an outstanding balance on June 30, 2022 of approximately $16,000,000 secured by real estate. . This customer was in full compliance with the Company’s lending policy through June 2022.

NOTE 17: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for the periods ended:

	June 30, 2022	December 31, 2021
Cash paid for interest	$1,256,497	$1,706,697

Cash paid for income taxes	$-	$-

NOTE 18: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through August 17, 2022 the date the financial statements were available to be issued.

The Company re-qualified the $75,000,000 Reg A+ offering; increasing the allowable issuance of preferred stock shares from $20,000,000 to $30,000,000. The offering was re-qualified by the Securities and Exchange Commission (SEC) on July 14, 2022.

Note payable identified in Note 14 has been paid in full on July 7, 2022.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.3	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief, and has duly signed this Form 1-SA in Orlando, Florida on September 8, 2022.

Legion Capital Corporation

By:	/s/ Paul Carrazzone
President and CEO

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Carrazzone	President and CEO, Director	September 8, 2022

/s/ David Null	Chief Financial and Chief Accounting Officer	September 8, 2022